UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

PIMCO Flexible Real Estate Income Fund

(Name of Issuer)

Institutional Class Common Shares

(Title of Class of Securities)

72203N509

(CUSIP Number)

Daniel J. Ivascyn

c/o Pacific Investment

Management Company

LLC

650 Newport Center Drive

Newport Beach, California 92660

Copy to:

Regina M. Schlatter, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 72203N509

1.	Name of Reporting Person: Daniel J. Ivascyn
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 492,610.837
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 492,610.837
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 492,610.837
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 13.4% (1)
14.	Type of Reporting Person: IN

(1)

Represents the Reporting Person’s current beneficial ownership percentage based upon 3,684,476 Common Shares outstanding as of March 24, 2023. Based upon 3,144,285 outstanding Common Shares on January 20, 2023, the Reporting Person beneficially owned approximately 15.7% at the time of purchase of these shares.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to Institutional Class Common Shares (the “Common Shares”) of PIMCO Flexible Real Estate Income Fund (the “Issuer”), a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Act”). The Issuer operates as an interval fund. The Issuer’s principal business address is 650 Newport Center Drive, Newport Beach, California 92660.

Item 2.	Identity and Background

(a)	This Statement is being filed by Daniel J. Ivascyn, an individual (“Reporting Person”).

(b)	The business address of the Reporting Person is 650 Newport Center Drive, Newport Beach, California 92660.

(c)

The Reporting Person is Group Chief Investment Officer at Pacific Investment Management Company LLC (“PIMCO”) and a managing director in PIMCO’s Newport Beach office, with a principal address of 650 Newport Center Drive, Newport Beach, California 92660. The Reporting Person also serves as a member of PIMCO’s Executive Committee and Investment Committee and is one of the Portfolio Managers of the Issuer at PIMCO.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On January 20, 2023, the Reporting Person purchased 492,610.837 Common Shares in the open market at $10.15 per share. The source of funds was the Reporting Person’s existing personal funds.

Item 4.	Purpose of Transaction

The purchase of Issuer securities made by the Reporting Person, as described in this Schedule 13D, was for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of the Issuer’s securities at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of the Issuer’s securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. Other factors that may affect the Reporting Person’s investment in the Issuer’s securities include, without limitation, the Issuer’s financial position, results, prospects and strategic direction, actions taken by the Issuer’s management, the price levels of the Issuer’s securities, conditions in the securities markets and general economic and industry conditions.

The Reporting Person serves as one of the portfolio managers of the Issuer and on the Executive Committee and Investment Committee of PIMCO, and in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns 492,610.837 Common Shares of the Issuer, which represents approximately 13.4% of the Issuer’s currently outstanding Common Shares, based upon 3,684,476 Common Shares outstanding as of March 24, 2023. Based upon 3,144,285 outstanding Common Shares on January 20, 2023, the Reporting Person beneficially owned approximately 15.7% of the Issuer’s Common Shares at the time of purchase of these shares.

(b)

The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the Common Shares beneficially owned by the Reporting Person described in paragraph (a) above.

(c)	The information set forth in Item 3 above is incorporated herein by reference.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, his Common Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2023

/s/ Daniel J. Ivascyn